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                                       Filed by U.S. Home Corporation

                                       Pursuant to Rule 425 under the
                                       Securities Act of 1933 and
                                       deemed filed pursuant to
                                       Rule 14a-12 of the Securities
                                       Exchange Act of 1934

                                       Subject Company: U.S. Home Corporation
                                       Commission File No: 001-05899


         U.S. Home Corporation distributed this letter to its shareholders beginning on or about March 23, 2000:


Dear Shareholders:

         Enclosed is U.S. Home Corporation's Annual Report on Form 10-K which describes the Company's outstanding performance for the year ended December 31, 1999. Our last fiscal year marked the eighth year of improved performance for U.S. Home: eight years of increased revenue and eight years of increased operating income.

         On February 17, 2000,  we  announced  that the Boards of Directors of
Lennar   Corporation   and   U.S.  Home  Corporation had approved a definitive
agreement for the purchase of U.S. Home by Lennar. Under the terms of the agreement, U.S. Home shareholders will receive a combination of cash and Lennar common stock. The transaction is expected to close in May 2000 following regulatory and shareholder approvals and customary closing conditions. As a result of this merger, U.S. Home will not hold its traditional annual meeting of shareholders. There will, however, be a shareholders' meeting to vote on the proposed acquisition. You will receive proxy information shortly concerning the meeting.

         We appreciate the efforts of all our employees who have so successfully applied their talents, knowledge and skills in implementing the strategies that made this a successful year. We thank our Board of Directors for their dedicated guidance and support and we appreciate the confidence our shareholders have shown.

           As  we approach the  merger  with   Lennar,   we  look  forward  to
opportunities in the new century to build an even stronger Company offering the best in housing for all generations of Americans.


         /s/  Robert J. Strudler               /s/  Isaac Heimbinder
         --------------------------            ----------------------------
         Robert J. Strudler                    Isaac Heimbinder
         Chairman and                          President,
         Co-Chief Executive Officer            Co-Chief Executive Officer
                                               and Chief Operating Officer
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         These communications include  certain  "forward-looking   statements"
within the meaning of the Private  Securities  Litigation  Reform Act of 1995.
These  statements   are  based  on  management's  current  expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with Lennar Corporation; failure of the U.S. Home or Lennar stockholders to approve the merger; the risk that the U.S. Home and Lennar businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting U.S. Home's and Lennar's businesses generally. More detailed information about those factors is set forth in U.S. Home's filings with the Securities and Exchange Commission, including its Annual Report filed on Form 10-K for the fiscal year ended December 31, 1999, especially in the Management's Discussion and Analysis section, its most recent quarterly reports on Form 10-Q, and its
Current  Reports  on  Form  8-K.   U.S. Home  is  under  no obligation to (and
expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                             * * * * *


         U.S. Home and Lennar will be jointly preparing a joint proxy statement/prospectus and will be filing such joint proxy statement/prospectus with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by U.S. Home Corporation and Lennar Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at In addition, the joint proxy statement/prospectus and other documents filed with the Securities and Exchange Commission by U.S. Home Corporation may be obtained for free from U.S. Home Corporation by directing a request to U.S. Home Corporation, 10707 Clay Road, Houston, Texas 77041, Attention: Investor Relations, telephone (713) 877-2311. The joint proxy statement/prospectus and other documents filed with the Securities and Exchange Commission by Lennar Corporation may be obtained for free from Lennar Corporation by directing a request to Lennar Corporation, 700 Northwest 107th Avenue, 4th Floor; Miami, Florida 33172, Attention: Investor Relations, telephone (305) 559-4000.

         READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

         U.S. Home Corporation, its directors, executive officers and certain other members of U.S. Home Corporation management and employees may be soliciting proxies from U.S. Home Corporation stockholders in favor of the merger. Information concerning the participants will be set forth on a
Schedule 14A filed as soon as practicable.